Exhibit 99.1

Regulated information — Inside information

argenx announces launch of proposed global offering

November 6, 2019

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, announced today that it has commenced a global offering of up to $450 million (approximately €405.8 million) of ordinary shares, which may be in the form of American Depository Shares (“ADSs”). The global offering will be comprised of an offering of ordinary shares in the form of ADSs in the United States and certain other countries outside of the European Economic Area and a simultaneous private placement of ordinary shares in the European Economic Area. Each of the ADSs represents the right to receive one ordinary share, nominal value of €0.10 per share. The U.S. offering and the European private placement are expected to close simultaneously.

In addition, argenx intends to grant the underwriters of the offering a 30-day option to purchase additional ordinary shares (including in the form of ADSs) in an aggregate amount of up to 15% of the total number of ordinary shares (including in the form of ADSs) proposed to be sold in the offering, on the same terms and conditions.

Baillie Gifford Overseas Limited and entities affiliated with it have indicated an interest in purchasing an aggregate of up to $220 million (approximately €199 million) of ordinary shares in this offering at the offering price per share and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ordinary shares to these potential purchasers, and these potential purchasers could determine to purchase more, fewer or no shares in this offering.

argenx’s ADSs are currently listed on the Nasdaq Global Select Market under the symbol “ARGX.” and argenx’s ordinary shares are currently listed on Euronext Brussels under the symbol “ARGX.”.

Morgan Stanley, Cowen, BofA Securities and Evercore are acting as joint bookrunning managers for the offering. Kempen is acting as lead manager for the offering and Wolfe Capital Markets and Advisory is acting as co-manager.

The securities are being offered pursuant to an automatically effective shelf registration statement that was previously filed with the Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement relating to the securities will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

The U.S. offering and the European private placement are expected to close simultaneously, and such closing date may be impacted by holidays in the United States or the EEA, as applicable.

When available, copies of the preliminary prospectus supplement and the accompanying prospectus relating to these securities may be obtained for free from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, United States, Attention: Prospectus Department; from Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn:

Prospectus Department, by email at PostSaleManualRequests@broadridge.com, or by telephone at (833) 297-2926; BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com; or Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055, or by telephone at (888) 474-0200.

A request for the admission to listing and trading of the ordinary shares (including the ordinary shares underlying the ADSs) on the regulated market of Euronext Brussels will be made following pricing of the offering.

This press release is for information purposes only and does not constitute, and should not be construed as, an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale is not permitted or to any person or entity to whom it is unlawful to make such offer, solicitation or sale. Reference is also made to the restrictions set out in “Important information” below. This press release is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’s ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and its three complementary Fc engineering technologies are designed to expand the therapeutic index of its product candidates.

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, Vice President, Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the completion, timing and size of the proposed offering, and its expectations with respect to granting the underwriters a 30-day option to purchase additional ADSs.  By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

Important information

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in the European Economic Area. In the European Economic Area, the transaction to which this press release relates will only be available to, and will be engaged in only with, qualified investors within the meaning of Directive 2003/71/EC (together with any applicable implementing measures in the relevant member state of the European Economic Area and as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state).

European Economic Area:

No action has been or will be taken to offer the shares to a retail investor established in the European Economic Area as part of the Global Offering. For the purposes of this paragraph:

a.              The expression “retail investor” means a person who is one (or more) of:

i.	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or
ii.	a customer within the meaning of Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or
iii.	not a “qualified investor” as defined in the Prospectus Regulation; and

b.              the expression “offer” means any communication in any form and by any means of sufficient information on the terms of the offer and securities to be offered so as to enable an investor to decide to purchase or subscribe these securities.

In addition, in the United Kingdom, the transaction to which this press release relates will only be available to, and will be engaged in only with, investment professionals falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the Order), persons falling within Article 49(2)(a) to (d) of the Order, and other persons to whom this announcement may lawfully be communicated (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This press release is not an approved prospectus by the Financial Services Authority or by any other regulatory authority in the United Kingdom within the meaning of Section 85 of the Order.

Stabilization

In connection with the offering, Morgan Stanley & Co. Inc. (the “Stabilization Manager”), or any of its agents, on behalf of the underwriters may (but will be under no obligation to), to the extent permitted by applicable law, over-allot ordinary shares or ADSs or effect other transactions with a view to supporting the market price of the ordinary shares or ADSs at a higher level than that which might otherwise prevail in the open market. The Stabilization Manager is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange (including Euronext Brussels) or otherwise and may be undertaken at any time starting on the first trading date and ending no later than 30 calendar days thereafter.

However, there will be no obligation on the Stabilization Manager or any of its agents to effect stabilizing transactions and there is no assurance that stabilizing transactions will be undertaken. Such stabilization, if commenced, may be discontinued at any time without prior notice. Save as required by law or regulation, neither the Stabilization Manager nor any of its agents intends to disclose the extent of any over-allotments made and/or stabilization transactions under the offering.